Nova Energy, Inc.

2050 Russet Way

Ste. 190

Carson City, NV 89703

775-720-9411 (Phone)

253-679-8800 (Fax)

novaenergy@shaw.ca

January 6, 2008

US Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: John Lucas

Re:

Nova Energy, Inc.

Registration Statement on Form 10

File # 0-27693

Dear Mr. Lucas:

I am responding to your letter dated 31 December 2008 regarding the above-referenced file for Nova Energy, Inc.

We will be unable to respond within the ten (10) business days per your request as we are still in the process of working with our auditor, Moore and Co. I hope to have it finished within 30 days from today’s date but, again, I am dependent upon the auditor’s schedule.

I notice that with each submission, there is a new reviewer. I do not know what the significance of a “Special Counsel” is but should I address my responses to you or Mr. Levenberg?

Sincerely,

/s/ Daymon Bodard

Daymon Bodard,

President of Nova

Energy, Inc.